Exhibit 10.1

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE

(i) THE COMPANY HAS DETERMINED THE OMITTED INFORMATION IS NOT MATERIAL, AND
(ii) THE COMPANY CUSTOMARILY AND ACTUALLY TREATS THE OMITTED INFORMATION AS PRIVATE OR CONFIDENTIAL

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (the “Agreement”) is made and entered into as of the 9th day of November, 2021 (the “Effective Date”) by and between GeoVax, Inc., a Georgia corporation with a principal place of business at 1900 Lake Park Drive, Suite 380, Smyrna, GA 30080 (“Licensee”), and City of Hope, a California nonprofit public benefit corporation located at 1500 East Duarte Road, Duarte, California 91010 (“City of Hope” or “COH”). Licensee and COH are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS:

A.         COH operates an academic research and medical center that encourages the use of its inventions, discoveries and intellectual property for the benefit of the public and COH owns or Controls (as defined below) certain Patent Rights (as defined below) and Materials (as defined below) useful in the Field (as defined below);

B.         The Inventions disclosed in the Patent Rights being licensed under this Agreement are owned by COH;

C.         Certain clinical research relating to the Patent Rights and Materials was sponsored in part by a grant from the Carol Moss Foundation.

D.         COH has obtained an active Investigational New Drug (IND) from the US Food and Drug Administration and has performed and/or sponsored certain clinical studies related to Patent Rights and Materials, which have generated data;

E.         Licensee is a company dedicated to the commercial development and exploitation in the Field of products and services that incorporate one or more of the technologies described in the Patent Rights and therefore Licensee desires to obtain from COH a worldwide, exclusive license under the Patent Rights in the Field and also a worldwide, non-exclusive license to use the Materials in the Field, on the terms and subject to the conditions set forth herein;

F.         Licensee is a wholly owned subsidiary of GeoVax Labs, Inc., a Delaware corporation having its principal place of business at 1900 Lake Park Drive, Suite 380, Smyrna, GA 30080.

 NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the amount and legal sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1     “Affiliate” of a Party means a Person that, directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Party. For purposes of this Section 1.1, “control” means (i) the direct or indirect ownership of two-thirds or more of the voting stock or other voting interests or interests in profits, or (ii) the ability, acting in its sole discretion, to otherwise control or direct the decisions of the management, the board of directors, or equivalent governing body thereof. For the avoidance of doubt, any Person that is not an Affiliate as of the Effective Date, but later becomes an Affiliate through any transaction or series of related transactions will be deemed to be an Affiliate for purposes of this Agreement.

1.2    “Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks located in Los Angeles, California or Atlanta, GA, are authorized or required by law or regulation to be closed for business.

1.3     “Commercially Reasonable Efforts” means the exercise of such efforts and commitment of such resources by Licensee, directly or through one or more Sublicensees, in a diligent manner consistent with organizations in the pharmaceutical industry for a comparable development or commercialization program at a similar stage of development or commercialization in each case taking into account on a jurisdiction by jurisdiction basis, issues of safety and efficacy, product profile, the proprietary position, the then current competitive environment for such product and the likely timing of such product’s entry into the market, the pricing and launching strategy for the respective product, the regulatory environment and status of such product, and other relevant scientific, technical and commercial factors. In the event that Licensee or a Sublicensee with respect to a given Licensed Product, has a program or product that competes with the programs contemplated by this Agreement, including but not limited to as an example, for a similar indication or a similar patient population with respect to such Licensed Product , then “Commercially Reasonable Efforts” shall also mean efforts at least comparable to those efforts and resources expended by Licensee or its Sublicensee on the competing program and/or product or service.

1.4    “COH Confidential Information” means Confidential Information disclosed or provided by, or on behalf of, COH to Licensee or its designees. COH Confidential Information includes Materials.

1.5     “Combination Product” means a Licensed Product consisting of (i) one or more products or technology covered by a Valid Claim packaged or related to, incorporates, or is manufactured using the Materials and (ii) one or more other pharmaceutically active components that are not covered by a Valid Claim and are not related to, incorporating, or manufactured using the Materials. All references to Licensed Products in this Agreement will be deemed to include Combination Products.

1.6    “Confidential Information” means: (i) all information and materials (of whatever kind and in whatever form or medium) disclosed by or on behalf of a Party to the other Party (or its designee) in connection with this Agreement, whether prior to or during the Term of this Agreement and whether provided orally, electronically, visually, or in writing; provided, that, all such information and materials initially disclosed in writing or electronically shall be clearly marked as “CONFIDENTIAL” and all such materials and information initially disclosed orally shall be reduced to writing and marked as “CONFIDENTIAL” within ten (10) days following the date of initial oral disclosure; (ii) all copies of the information and materials described in (i) above; and (iii) the existence and each of the terms and conditions of this Agreement; provided, further, that Confidential Information shall not include information and materials to the extent a Party can demonstrate through its contemporaneous written records that such information and materials are or have been:

(a)     known to the receiving Party, or in the public domain, at the time of its receipt by a Party, or which thereafter becomes part of the public domain other than by virtue of a breach of this Agreement or the obligations of confidentiality under this Agreement;

(b)     received without an obligation of confidentiality from a Third Party having the right to disclose without restrictions such information;

(c)     independently developed by the receiving Party without use of or reference to Confidential Information disclosed by the other Party; or

(d)     released from the restrictions set forth in this Agreement by the express prior written consent of the disclosing Party.

1.7    “Control(s)” or “Controlled” means the possession by a Party, as of the Effective Date, of rights sufficient to effect the grant of rights set forth in this Agreement without violating the terms of any agreement with any Third Party.

1.8     “Covers” or “Covered by” means, with reference to a particular Licensed Product, that the manufacture, use, sale, offering for sale, or importation of such Licensed Product would, but for ownership of, or a license granted under this Agreement to, the relevant Patent Right, infringe a Valid Claim anywhere in the Territory.

1.9     “COVID-19” means the illness or disease caused by a SARS-CoV-2 virus.

1.10    “Dispute” means any controversy, claim or legal proceeding arising out of or relating to this Agreement, or the interpretation, breach, termination, or invalidity thereof.

1.11    “Europe” means (i) the United Kingdom and (ii) the countries of the European Union, as it is constituted as of the date of the Development Milestone Event set forth in Section 4.3.

1.12    “COVID-19 Patent Rights” means: (i) United States Patent Application No. [***], filed on [***], and Patent Application No. [***], filed on [***]; (ii) patents, patent applications, continuations, divisional applications, and foreign equivalents that claim the same invention(s) and priority date as the foregoing; (iii) continuation-in-part applications that repeat a substantial portion of any of the foregoing applications; (iv) letters patent or the equivalent issued on any of the foregoing applications throughout the world; and (v) amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing. Notwithstanding the foregoing, COVID-19 Patent Rights shall only include any continuation-in-part application to the extent that claims in such continuation-in-part application are supported in the specification of the parent application, unless otherwise mutually agreed to in writing by the Parties to this Agreement. Except as may otherwise be agreed in a separate writing, COVID-19 Patent Rights explicitly exclude any and all patents or patent applications based on research conducted by COH or its Affiliates after the Effective Date.

1.13    “Field” means the field of vaccine products targeted for prevention, reduction, amelioration or treatment against COVID-19.

1.14    “First Commercial Sale” means, with respect to a particular Licensed Product in a given country, the first arm’s-length commercial sale of such Licensed Product for value following Marketing Approval in such country by or under authority of Licensee or any Sublicensee to a Third Party who is not a Sublicensee.

1.15    “GAAP” means generally accepted accounting principles, consistently applied, as promulgated from time to time by the Financial Accounting Standards Board.

1.16    “Generic or Biosimilar Product” means, with respect to any Licensed Product in the United States, any product that is eligible for submission and approved for marketing by the FDA as a therapeutic biologic product under Section 351(k) of the Public Health Service Act (and not eligible for submission for marketing approval to the FDA under Section 505(b)(2) or Section 505(j) of the Federal Food, Drug and Cosmetic Act), including an expression construct used in the manufacture of the therapeutic biologic product, where such product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product. With respect to Licensed Product in any country in the Territory other than the United States, a “Generic or Biosimilar Product” means any biologic product that is eligible for submission for approval under a law of a foreign jurisdiction, which is either similar to or a counterpart of the Public Health Service Act (and not eligible for submission for approval under a law of a foreign jurisdiction, which is either similar to or a counterpart of the Federal Food, Drug and Cosmetic Act), including an expression construct used in the manufacture of the therapeutic biologic product, requiring the biologic product to be similar to the reference medicine and not having any meaningful differences from the reference medicine in terms of quality, safety or efficacy.

1.17    “Improvement” means any modification of or improvement or enhancement to the technology that is the subject of the Patent Rights.

1.18    “IND” or “Investigational New Drug Application” means an Investigational New Drug application accepted by the United States Food and Drug Administration.

1.19    “Invention” means the inventions disclosed in the Patent Rights.

1.20    “License Year” means each calendar year during the Term of this Agreement; except that the first License Year shall commence on the Effective Date and end on December 31 of the calendar year in which the Effective Date occurs.

1.21    “Licensed Product” means a product (including kits, component sets or components thereof, regardless of concentration or formulation) that (i) is Covered by a Valid Claim, (ii) is manufactured by a process or used in a method Covered by a Valid Claim, (iii) is based on, related to, incorporates, or is manufactured using the Materials, or (iv) contains, as an active ingredient, any substance the manufacture, use, offer for sale or sale of which is Covered by a Valid Claim. By way of clarification, “Licensed Product” shall include a product manufactured in a country in which such manufacture is Covered by a Valid Claim and thereafter exported to and sold in a country in which no Valid Claim exists or vice versa.

1.22    “Licensee Confidential Information” means Confidential Information disclosed or provided by, or on behalf of, Licensee to COH or its designees.

1.23   “Marketing Approval” means all approvals, licenses, registrations or authorizations of any federal, state or local Regulatory Authority, department, bureau or other governmental entity, including, without limitation, pricing and reimbursement approvals, necessary for the manufacturing, use, storage, import, transport, distribution, marketing and sale of the applicable Licensed Products in a country or regulatory jurisdiction. Marketing Approval includes emergency use authorizations or similar authorizations in a country or regulatory jurisdiction.

1.24    “Materials” means (a) the biological materials specifically identified on Exhibit B, as well as tangible copies of technical information associated with such biological materials and (b) tangible copies of the technical information and data identified on Exhibit B.

1.25    “Net Sales” means the total gross amount invoiced by Licensee, its Affiliates and its Sublicensees (regardless of whether and when such invoices are actually paid) on the sale, lease, provision, or other disposition of the applicable Licensed Products to Third Parties (including, without limitation, the provision of any product or service by Licensee, its Affiliates or any of its Sublicensees that incorporates a Licensed Product but for clarity excluding documented research and/or development activities, valued at the actual expenditures), less the following items, as determined from the books and records of Licensee, its Affiliates or its Sublicensees:

(a)     insurance, handling, and transportation charges actually invoiced;

(b)     amounts repaid, credited or allowed for rejection, return or recall, retroactive price reductions, billing corrections or allowances, and invoiced amounts written-off as uncollectible (in accordance with the Licensee’s then current practices) (provided that Licensee uses reasonable efforts to collect all invoiced amounts);

(c)     sales, tariff duties, or other excise taxes or other governmental charges levied on or measured by the invoiced amount (including, without limitation, value added taxes);

(d)     brokerage, customs and import duties or charges;

(e)     distribution fees and sales commissions paid to Third Parties; and

(f)     normal and customary trade and quantity discounts (including chargebacks and allowances) and rebates which relate to the Licensed Products.

1.25.1    Sales of Licensed Products between or among Licensee, its Affiliates or its Sublicensees shall be excluded from the computation of Net Sales, except in those instances in which the purchaser is also the end-user of the Licensed Product sold. Further, transfers of reasonable quantities of Licensed Product by Licensee, any of its Affiliates or of its Sublicensee to a Third Party that is not a Sublicensee for use in the development of such Licensed Product (and not for resale) and transfers of industry standard quantities of Licensed Product for samples or promotional purposes shall not be deemed a sale of such Licensed Product that gives rise to Net Sales for purposes of this Section 1.25.

1.25.2    In the event that any Licensed Product is sold in the form of a Combination Product containing one or more other products, where all products in such Combination Product are sold separately, Net Sales for such Combination Products will be calculated by multiplying actual Net Sales of such Combination Products by the fraction A/(A+B) where A is the invoice price of the Licensed Product if sold separately, and B is the total invoice price of any other product or products in the combination if sold separately. To the extent that one or more of the Licensed Products, including the Licensed Product, in any Combination Product are not sold separately, the following provisions shall apply:

(a)

If the Licensed Product contained in the Combination Product is sold separately, but none of the other products included in such Combination Product are sold separately, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product as determined under the foregoing paragraph of this Section, by the fraction A/C, where A is the net invoice price of such Licensed Product component as sold separately in such country, and C is the net invoice price of the Combination Product in such country.

(b)

If the Licensed Product component of the Combination Product is not sold separately, but the other product(s) included in the Combination Product are sold separately in such country, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product in such country as determined under the foregoing paragraph of this Section, by the fraction (C-D)/C, where C is the net invoice price of the Combination Product, and D is the sum of the net invoice prices charged for the other product(s) in the Combination Product.

(c)

If none of the Licensed Product(s) included in the Combination Product, including the Licensed Product, are sold separately, Net Sales for the purpose of determining royalties due hereunder for the Combination Product shall be determined by mutual agreement of the Parties in good faith taking into account the perceived relative value contributions of the Licensed Product portion of the Combination Product and the other product(s) in the Combination Product. In case of disagreement, an independent expert agreed upon by both Parties or, failing such agreement, designated by the dispute resolution process in Article XII, shall determine such relative value contributions and such determination shall be final and binding upon the Parties.

1.26    “Platform Patent Rights” means: (i) Patent Application No [***] filed on [***]; (ii) patents, patent applications, continuations, divisional applications, and foreign equivalents that claim the same invention(s) and priority date as the foregoing; (iii) continuation-in-part applications that repeat a substantial portion of any of the foregoing applications; (iv) letters patent or the equivalent issued on any of the foregoing applications throughout the world; and (v) amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing. Notwithstanding the foregoing, Platform Patent Rights shall only include any continuation-in-part application to the extent that claims in such continuation-in-part application are supported in the specification of the parent application, unless otherwise mutually agreed to in writing by the parties to this Agreement. Except as may otherwise be agreed in a separate writing, Platform Patent Rights explicitly exclude any and all patents or patent applications based on research conducted by COH or its Affiliates after the Effective Date.

1.27    “Patent Rights” means the COVID-19 Patent Rights and the Platform Patent Rights.

1.28    “Person” means any person or entity, including any individual, trustee, corporation, partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture or governmental agency or authority.

1.29    “Phase 1 Clinical Trial” means, as to a specific Licensed Product, a clinical study in a small group of people for the first time to evaluate its safety, determine a safe dosage range, and identify side effects in patients as described in 21 C.F.R. § 312.21(a); or a similar clinical study in a country other than the United States.

1.30    “Phase 2 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans designed with the principal purpose of determining initial efficacy and dosing of such Licensed Product in patients for the indication(s) being studied as described in 21 C.F.R. § 312.21(b); or a similar clinical study in a country other than the United States. Without limiting the foregoing, if (i) a protocol for a Phase 1 Clinical Trial includes the enrollment of a cohort of patients (“Phase 2 Cohort”) that would satisfy the foregoing definition of Phase 2 Clinical Trial, or (ii) a protocol for a Phase 1 Clinical Trial is amended to include the enrollment of a Phase 2 Cohort, then, in each case ((i)-(ii)), such Phase 1 Clinical Trial shall be deemed a Phase 2 Clinical Trial on and after the date of the first dosing of the first human subject in such Phase 2 Cohort.

1.31    “Phase 3 Clinical Trial” means, as to a specific Licensed Product , a clinical study in humans of the efficacy and safety of such Licensed Product, which is prospectively designed to demonstrate statistically whether such Licensed Product is effective and safe for use in a particular indication in a manner sufficient to file an application to obtain Marketing Approval to market and sell that Licensed Product in the United States or another country for the indication being investigated by the study, as described in 21 C.F.R. § 312.21(c), or which is actually used to file an application to obtain Marketing Approval for such Licensed Product; or similar clinical study in a country other than the United States. Without limiting the foregoing, if (i) a protocol for a Phase 2 Clinical Trial includes the enrollment of a cohort of patients (“Phase 3 Cohort”) that would satisfy the foregoing definition of Phase 3 Clinical Trial, or (ii) a protocol for a Phase 2 Clinical Trial is amended to include the enrollment of a Phase 3 Cohort, then, in each case ((i)-(ii)), such Phase 2 Clinical Trial shall be deemed a Phase 3 Clinical Trial on and after the date of the first dosing of the first human subject in such Phase 3 Cohort.

1.32     “Regulatory Authority” means, with respect to any country or jurisdiction, any court, agency, department, authority or other instrumentality of any international, multinational or supra-national, national, regional, province, state, county, city or other political subdivision having responsibility for granting Marketing Approvals in such country or jurisdiction, including the Federal Food and Drug Administration in the United States, the European Medicines Agency in the European Union, the Ministry of Health, Labour and Welfare in Japan, and the National Medical Products Administration in China.

1.33    “SARS-CoV-2” means the severe acute respiratory syndrome coronavirus 2, as defined by the Coronaviridae Study Group of the International Committee on Taxonomy of Viruses (Nat Microbiol. 2020; 5(4): 536–544), including any variant thereof.

1.34    “Sublicensee” means a Third Party which enters into an agreement with Licensee or an Affiliate of Licensee, involving the grant to such Third Party of any rights under the license granted to Licensee or Affiliates of Licensee pursuant to this Agreement.

1.35    “Sublicense Revenues” means all consideration, in whatever form, due to Licensee or an Affiliate of Licensee from a Sublicensee in return for the grant of a sublicense of any of Licensee’s rights hereunder, excluding consideration in the form of: (i) royalties or other per-unit consideration received by Licensee or an Affiliate of Licensee and calculated wholly as a function of sales of Licensed Products (provided, that such sales are recognized as Net Sales under this Agreement for which a royalty is payable to COH), (ii) payments or reimbursement for documented research and/or development activities, valued at the actual expenditures, (iii) payments or reimbursement of reasonable patent expenses actually incurred or paid by Licensee or an Affiliate of Licensee and not otherwise reimbursed, or payment of patent expenses required to by paid by Licensee hereunder, (iv) payments for the purchase of equity in Licensee at the fair market value of such equity, and (v) payments recognized as Net Sales under this Agreement for which a royalty is payable to COH.

1.36    “Territory” means worldwide.

1.37    “Third Party” means a Person that is neither a Party to this Agreement nor an Affiliate of a Party.

1.38    “Valid Claim” means a claim of an issued and unexpired patent included in the Patent Rights in a particular jurisdiction, which claim has not, in such jurisdiction been finally rejected or been declared invalid or cancelled by the patent office or a court or other governmental agency of competent jurisdiction in a decision that is no longer subject to appeal as a matter of right; or (b) a claim of a pending patent application within Patent Rights that has not been abandoned, finally rejected or expired without the possibility of appeal or refiling, provided that a Valid Claim shall exclude any such pending claim in an application that has not been granted within the later of three (3) years after the Effective Date or seven (7) years following the earliest priority filing date for such application.

ARTICLE 2: DEVELOPMENT AND COMMERCIALIZATION EFFORTS

2.1    Development and Commercialization Responsibilities. Licensee shall have the sole right and responsibility for, and control over, all of its development, manufacturing and commercialization activities (including all regulatory activities) with respect to Licensed Products in the Field.

2.2    Transfer of Materials. COH shall, promptly following the Effective Date, use reasonable efforts to provide Licensee with, and transfer to Licensee, the Materials, including the cGMP Standard Operating Procedures (SOPs) associated with the biological materials listed on Exhibit B.

2.3    Transfer of Pre-Clinical Study Data. COH shall provide the data and information listed on Exhibit B related to the preclinical (GLP and non-GLP) studies that were conducted during the development of the synthetic MVA-based SARS-CoV-2 vaccine in support of IND [***] and clinical evaluation for the clinical trials listed in Exhibit A. In addition, upon the reasonable request from Licensee regarding any additional information with regards to such preclinical studies, COH shall use all reasonable efforts to provide such additional information to Licensee (to the extent such additional information is available to COH).

2.4    Transfer of All Sponsor Obligations for IND Application(s).

(a)         On or after the Effective Date, COH shall provide Licensee with a copy of all of the Materials in a manner mutually acceptable to the Parties. Simultaneous with the execution of this Agreement, COH and Licensee will execute the letters to the FDA materially consistent with the letter templates in Exhibit D, providing the FDA with a notice of transfer to Licensee of all COH sponsor obligations, including as set forth in 21 CFR §312.50, in accordance with 21 CFR §312.52 for IND [***] and for the clinical trials described on Exhibit A. After such transfer, (i) Licensee shall use Commercially Reasonable Efforts to continue and complete the clinical trials listed on Exhibit A, (ii) COH shall continue to perform activities as contemplated pursuant to the protocols relating to the clinical trials listed on Exhibit A, and (iii) COH shall periodically invoice Licensee for the costs and services related to such activities, and Licensee shall reimburse COH for such costs and services within thirty (30) days of Licensee’s receipt of an invoice for such costs and services; provided, that the invoices for such costs and services listed on Exhibit A shall not exceed those set forth on Exhibit A through COH’s 2024 fiscal year.

(b)         COH will provide digital copies of the meeting minutes, all meeting request packages, and any additional information or correspondence that was shared with the FDA and other global regulatory authorities regarding the clinical trials listed on Exhibit A. To the extent applicable, COH will provide the complete IND dossier that was submitted to the FDA in non-eCTD electronic format, or any other global regulatory authority, for the clinical trials listed on Exhibit A.

(c)         Upon request from Licensee regarding any additional information with regards to the information collected pursuant to the protocols relating to clinical trials listed on Exhibit A, COH shall use all reasonable efforts to provide such additional information to Licensee (to the extent such additional information is available to COH).

(d)         Licensee acknowledges and agrees that the transfer of COH’s sponsor obligations under this Section 2.4, and Licensee’s right to conduct clinical trials for which such sponsor obligations have been transferred, are subject to (i) any obligations owed by COH to third parties as of the Effective Date and as disclosed to Licensee, (ii) COH’s retained rights under Section 3.1.3, (iii) the Field limitation of the license grants in Sections 3.1.1-3.1.3, and (iv) the restrictions set forth in Section 3.1.5. COH expressly reserves the right to use all Materials, subject to the limitations in this Agreement. Licensee hereby grants COH a right of reference with respect to IND [***] and the clinical trials listed on Exhibit A, including the right to reference all regulatory dossiers relating to Marketing Approvals for Licensed Products.

2.5    Carol Moss Foundation Grant and Licensee Disclosure of Research Results. Licensee hereby acknowledges that clinical trial [***] as listed on Exhibit A was funded in part by a research grant from the Carol Moss Foundation, and hereby agrees to acknowledge such research grant in all public disclosures of research results relating to such clinical trial. Licensee shall provide COH with fourteen (14) days’ advanced written notice and a copy of any public disclosure of research results arising out of the clinical trials listed on Exhibit A prior to such disclosure. Licensee shall give reasonable consideration to comments that it receives from COH during such fourteen (14) day period, provided that, subject to the terms of this Agreement, Licensee shall have final discretion as to the public disclosure of such research results.

2.6    Licensee Diligence. Licensee shall use Commercially Reasonable Efforts to develop and commercialize Licensed Products in the Field, directly or through one or more Affiliates or Sublicensees. Without limiting the foregoing, if Licensee, directly or through one or more of its Affiliates or Sublicensees, fails to accomplish any one of the following “Diligence Milestones” set forth in this Section 2.6 by the date specified (each a “Deadline Date”) corresponding to such Diligence Milestone, COH shall have the right, at COH’s sole discretion and upon a 60-day advance notice to Licensee, to terminate this Agreement.

“Deadline Date”	“Diligence Milestone”

[***] from the Effective Date	Dose the first patient in a Phase 3 Clinical Trial of a Licensed Product within the Field anywhere in the Territory.

[***] from the Effective Date	Obtain Marketing Approval of a Licensed Product within the Field anywhere in the Territory.

The foregoing Diligence Milestones and Deadline Dates may only be modified through a written mutual agreement between the Parties.

2.7    Governance. COH and Licensee shall each designate one individual to serve as the main point of contact for communications related to development and commercialization of Licensed Products under this Agreement (each a “Designated Representative”). The initial Designated Representative of COH shall be George Megaw and the initial Designated Representative of Licensee shall be John W. Sharkey. Each Party may replace its Designated Representative at any time upon prior notice to the other Party. Licensee shall keep COH reasonably informed as to progress in the development and commercialization of Licensed Products. Without limiting the foregoing, on or before July 15 of each License Year during the Term of this Agreement and until the First Commercial Sale, Licensee shall provide to COH a written report setting forth, in reasonable detail, its activities and achievements with respect to the development and commercialization of Licensed Products during the preceding twelve months, including activities relating to the achievement of Diligence Milestones (the “Annual Report”). Each Annual Report shall also include the COH reference number, OTL 21-588. The Designated Representatives shall meet, either in person or via video, as needed but no less often than once each License Year to present and discuss the current status of the program. Each Party shall be responsible for all expenses incurred by its Designated Representative in the participation in such meetings, including the annual meetings. A copy of each Annual Report shall be provided, in addition to the persons set forth in Section 14.7 to: The Office of Technology Licensing, email: licensing@coh.org.

ARTICLE 3: LICENSE GRANTS

3.1    Grant of Rights.

3.1.1    License to COVID-19 Patent Rights. Subject to the terms and conditions of this Agreement, COH hereby grants to Licensee an exclusive royalty-bearing right and license under the COVID-19 Patent Rights to make, have made, use, offer for sale, sell, perform, and import Licensed Products, in the Field, in the Territory.

3.1.2    License to Platform Patent Rights. Subject to the terms and conditions of this Agreement, COH hereby grants to Licensee an exclusive royalty-bearing right and license under the Platform Patent Rights to make, have made, use, offer for sale, sell, perform, and import Licensed Products, in the Field, in the Territory.

3.1.3    License to Materials. COH hereby grants to Licensee a non-exclusive royalty-bearing right and license to use the Materials to make, have made, use, have used, offer for sale, sell, import, export, and otherwise dispose of, develop, commercialize, and exploit in any manner Licensed Products, in the Field, in the Territory.

3.1.4    Reservation of Rights. The foregoing grants of rights shall be subject to:  (i) the retained rights of the U.S. Government, if and to the extent applicable, in the Patent Rights pursuant to 35 U.S.C. §§ 200-212 and applicable U.S. government regulations; (ii) the royalty-free right of COH and its Affiliates to practice the Patent Rights for educational and research purposes; (iii) the right of COH and its Affiliates to publicly disclose research results, subject to the remainder of this Section 3.1.4; and (iv) the right of COH and its Affiliates to allow other collaborators to use the Patent Rights for the same purposes as (ii) and (iii). COH will provide Licensee with fourteen (14) days’ advanced written notice and a copy of any public disclosure of research results under this Section 3.1.4(iii) relating to the Patent Rights or Materials in the Field listing Don J. Diamond, Ph.D., as an author prior to such disclosure. COH shall give reasonable consideration to comments that it receives from Licensee during such fourteen (14) day period, provided that, subject to the terms of this Agreement, COH shall have final discretion as to the public disclosure of such research results. For clarity, this Section 3.1.4 does not permit COH, its Affiliates, or their collaborators to exploit the Patent Rights for commercialization purposes.

3.1.5    Indications Other than COVID-19. The rights and licenses granted to Licensee under this Agreement do not include the right or license (i) under the Patent Rights to make, have made, use, offer for sale, sell, perform, and import products or services outside the Field, such as the use of the Patent Rights for another indication (e.g., seasonal flu or RSV), or (ii) to use the Materials to make, have made, use, have used, offer for sale, sell, import, export, and otherwise dispose of, develop, commercialize, and exploit in any manner products or services outside the Field, such as the use of Materials for another indication (e.g., seasonal flu or RSV). Nothing in the foregoing prohibits Licensee from developing or commercializing a Combination Product targeting other indications (e.g., seasonal flu or RSV); provided, that such other pharmaceutically active components for the other indication (e.g., seasonal flu or RSV) in the Combination Product are not covered by a Valid Claim and are not related to, incorporating, or manufactured using the Materials.

3.2    No Implied Licenses. Licensee acknowledges that the licenses granted in this Agreement are limited to the scope expressly granted and that, subject to the terms and conditions of this Agreement, all other rights under all Patent Rights and the Materials, and other intellectual property rights Controlled by COH are expressly reserved to COH.

3.3    Sublicensing. Licensee shall have the right to grant sublicenses to Affiliates or Third Parties, effective upon notice to COH; provided, that the terms and conditions of any sublicense of Licensee’s rights shall (i) be consistent with this Agreement, (ii) be in writing, (iii) contain terms that do not exceed the scope of rights granted under this Agreement. Licensee shall be liable for any of its Sublicensee’s acts or omissions that would constitute a breach of this Agreement if such action or inaction were that of Licensee. A true and complete copy of each sublicense of Licensee’s rights hereunder, as well as any amendments thereto, shall be delivered to COH promptly following the effective date of each such sublicense or amendment. In the event this Agreement is terminated or upon the expiration of the Term, (i) the Licensee shall notify each Sublicensee of the termination or expiration, and (ii) each Sublicensee may enter into a license agreement with COH on such terms as mutually agreed to by the parties.

3.4    No Grant-Backs. All right, title, and interest in any Improvement conceived, made, or reduced to practice by Licensee that do not list a COH Personnel (as such term is defined in Exhibit C) as an inventor, and all of Licensee’s patents and patent applications claiming any such Improvements, will (i) as between the Parties, remain the sole and exclusive property of Licensee; and (ii) not be licensed to COH, unless the Parties otherwise specifically agree in writing.

ARTICLE 4: PAYMENTS

4.1    Up-Front Payment. In consideration for rights granted hereunder, Licensee shall pay to COH a one-time, non-refundable, upfront license fee of ten million dollars ($10,000,000), which, solely for the convenience of the Parties, shall be paid by Licensee as follows:

(a)         Five million dollars ($5,000,000) within thirty (30) days following the Effective Date;

(b)         Three million dollars ($3,000,000) no later than the first anniversary of the Effective Date; and

(c)         Two million dollars ($2,000,000) no later than the second anniversary of the Effective Date.

For clarity, the above payment schedule is solely for the convenience of the Parties, and the entire amount of $10,000,000 is due to COH upon the Effective Date.

4.2    [***]

(a)         [***]

(b)         [***]

4.3    Development Milestone Payments. Within thirty (30) days after the occurrence of each “Development Milestone Event” set forth below with respect to each of the first two Licensed Products in the Field, Licensee shall pay COH or its designee the amount indicated below:

Development Milestone Event	Amount Due

#1. The first to occur of:

(a) Dosing of the first patient in a Phase 3 Clinical Trial; and

(b) The decision by the United States Food and Drug Administration that a Phase 2 Clinical Trial is sufficient for Marketing Approval.

$[***]
#2. Upon first Marketing Approval in the United States.	$[***]
#3. Upon first Marketing Approval in any country in Europe. There will be no payments due to COH under this Section upon the Marketing Approval in any subsequent country in Europe.	$[***]
#4. Upon first Marketing Approval in any one of China or Japan. There will be no payments due to COH under this Section upon the Marketing Approval in the other country.	$[***]
#5. Upon first Marketing Approval in one of Brazil, Australia, India, or Russia. There will be no payments due to COH under this Section upon the Marketing Approval in any subsequent country.	$[***]

For clarity, each payment for each Development Milestone Event #1 - #5 will be due twice: once when the applicable Development Milestone Event is met with respect to the first Licensed Product, and once when the applicable Development Milestone Event is met with respect to the second Licensed Product. The Parties agree that a second Licensed Product will be a Licensed Product directed to a different COVID-19 variant than the first Licensed Product, which would necessitate a new Marketing Approval by the applicable Regulatory Authority. A second Licensed Product shall not include any use of a Licensed Product that has been the subject of a Development Milestone Payment above, including but not limited to the following: (i) a Combination Product with such first Licensed Product directed to another indication (e.g., seasonal flu or RSV), (ii) an expanded use to treat any symptom, sequela, or other medical condition associated with COVID-19 with such first Licensed Product, (iii) an expanded use to treat a new set of patients or a sub-population of patients with such first Licensed Product, when such first Licensed Product has already been approved in a different patient population or sub-population of patients with respect to COVID-19.

4.4    Sales Milestone Payments. Within thirty (30) days after the occurrence of each “Sales Milestone Event” set forth below, Licensee shall pay COH or its designee the amount indicated below:

Sales Milestone Event	Amount Due
#1. Upon Net Sales of Licensed Products first totaling $500 million in a License Year.	$[***]
#2. Upon Net Sales of Licensed Products first totaling $1 billion in a License Year.	$[***]
#3. Upon Net Sales of Licensed Products first totaling $2 billion in a License Year.	$[***]

4.5    Royalties.

4.5.1    Base Royalties. Subject to Subsections 4.5.2 and 4.6 below, Licensee shall pay to COH or its designee royalties in an amount equal to [***] percent of Net Sales of Licensed Products.

4.5.2    Royalty Reduction Upon Loss of Patent Coverage or Loss of Regulatory Exclusivity. On a country-by-country and Licensed Product-by-Licensed Product- basis, the royalty rate payable under Section 4.5.1 on Net Sales of such Licensed Product in such country shall be reduced by [***] during any period when (a) a particular Licensed Product is not Covered by a Valid Claim of the Patent Rights in a country in which such Licensed Product is manufactured, used, performed or sold, or (b) when a Generic or Biosimilar Product corresponding to a Licensed Product is launched in a country.

4.6    Royalty Offsets. If, in Licensee’s reasonable business judgment it is necessary to pay to a Third Party, other than a Sublicensee, consideration (whether in the form of a royalty or otherwise) for the right to make, have made, use, sell, offer for sale or import a specific Licensed Product in a given jurisdiction, and if the aggregate royalty rates of any and all royalties payable to such Third Party licensors when combined with the royalty rate payable to COH exceeds [***] in the case of Net Sales of the applicable Licensed Product, then Licensee shall have the right with respect to any period for which royalties are due (i.e., a License Year) to set off up to [***] of the aggregate royalties with respect to the applicable Licensed Product payable with respect to such period and such jurisdiction and to such Third Party licensors against royalties that would otherwise be due to COH hereunder with respect to such period and jurisdiction; provided, however, that only the royalties payable to those Third Party licensors that themselves agree to be subject to a third party royalty offset; and provided, further, however, that under no circumstances shall (a) the royalty offsets permitted in this Section 4.6 result in the reduction of the effective adjusted royalty rate and the royalty amount otherwise due to COH in any period for which payment is due and in any jurisdiction pursuant to Section 4.5, above, by more than [***] (e.g., with respect to Licensed Products, the minimum effective adjusted royalty rate for Licensed Products shall be [***] percent); and (b) the royalty offsets permitted in this Section 4.6 when combined with the royalty offsets applicable to Third Party licensors result in aggregate royalty rates payable to such Third Party licensors when combined with the royalty rate payable to COH that are less than [***] of the Net Sales of the applicable Licensed Product.

4.7    Sublicense Revenues.

4.7.1    Licensee shall pay to COH the applicable percentage of all Sublicense Revenues under Section 4.7.2 within thirty (30) days after the Sublicense Revenue is received from the relevant Sublicensee. If Sublicense Revenues are not in cash or cash equivalents, the percentage share payable to COH pursuant to this Section 4.7 shall be due, in COH’s sole discretion, either in kind or in its cash equivalent.

4.7.2      (a)         If the sublicense grant to the Sublicensee occurs prior to the earlier of (i) the dosing of the first patient in a Phase 3 Clinical Trial relating to the applicable Licensed Product in the Field, and (ii) the decision by the United States Food and Drug Administration that a Phase 2 Clinical Trial relating to the applicable Licensed Product in the Field is sufficient for Marketing Approval, then Licensee shall pay to COH [***] of all Sublicense Revenues.

(b)         If the sublicense grant to the Sublicensee occurs after the earlier of (i) the dosing of the first patient in a Phase 3 Clinical Trial relating to the applicable Licensed Product in the Field, and (ii) the decision by the United States Food and Drug Administration that a Phase 2 Clinical Trial relating to the applicable Licensed Product in the Field is sufficient for Marketing Approval, but prior to Marketing Approval of the applicable Licensed Product in the United States or any country in Europe in the Field, then Licensee shall pay to COH [***] of all Sublicense Revenues.

(c)         If the sublicense grant to the Sublicensee occurs after Marketing Approval of the applicable Licensed Product in the United States or any country in Europe in the Field, then Licensee shall pay to COH [***] of all Sublicense Revenues.

4.7.3    The timing of the sublicense grant under Section 4.7.2 shall be determined on a Licensed Product-by-Licensed Product basis based on the development status of the Licensed Product in the sublicense on the date that the sublicense is granted. In a sublicense with multiple candidates, the development status of the most advanced candidate or product in the sublicense determines the applicable timing of the sublicense grant under Section 4.7.2.

4.8    Timing of Royalty Payments. Royalty payments due under Section 4.5, above, shall be paid annually within sixty (60) days following the end of each License Year until the first License Year in which annual Net Sales reach $[***]. Thereafter, all royalty payments due under Section 4.5 shall be paid in quarterly installments, within sixty (60) days following the end of each calendar quarter.

4.9    No Deductions from Payments. Licensee is solely responsible for payment of any fee, royalty or other payment due to any Third Party in connection with the research, development, manufacture, distribution, use, sale, import or export of a Licensed Product and, except as set forth in Section 4.6 and Section 5.2.3, Licensee shall not have the right to set off any amounts paid to such a Third Party, including fee, royalty or other payment, against any amount payable to COH hereunder.

4.10    Single Royalty. Only a single royalty payment shall be due and payable on Net Sales of a Licensed Product, regardless if such Licensed Product is Covered by more than one Valid Claim.

ARTICLE 5: REPORTS, AUDITS AND FINANCIAL TERMS

5.1    Royalty Reports. Within sixty (60) days after the end of each calendar quarter in which a royalty payment under ARTICLE 4 is required to be made, Licensee shall send to COH a report of Net Sales of the Licensed Products for which a royalty is due, which report sets forth for such calendar quarter the following information, on a Licensed Product-by-Licensed Product and country-by-country basis: (i) total Net Sales, (ii) total gross sales of Licensed Products , (iii) the quantity of each Licensed Products sold performed, (iv) the exchange rate used to convert Net Sales from the currency in which they are earned to United States dollars; and (v) the total royalty payments due. All royalty reports shall also include the COH reference number, OTL 21-588. A copy of each royalty report shall be provided, in addition to the persons set forth in Section 14.7, to: The Office of Technology Licensing, email: otl-royalties@coh.org.

5.2    Additional Financial Terms.

5.2.1    Currency. All payments to be made under this Agreement shall be made in United States dollars, unless expressly specified to the contrary herein. Net Sales outside of the United States shall be first determined in the currency in which they are earned and shall then be converted into an amount in United States dollars. All currency conversions shall use the conversion rate reported by Reuters, Ltd. on the last Business Day of the calendar quarter for which such payment is being determined.

5.2.2    Payment Method. Amounts due under this Agreement shall be paid in immediately available funds, by means of wire transfer to an account identified by COH.

5.2.3    Withholding of Taxes. All payments hereunder shall be made free and clear of and without deduction or deferment in respect of any demand, set-off, counterclaim or other dispute and so far as is legally possible such payment shall be made free and clear of any taxes imposed by or under the authority of government or any public authority. If Licensee is required by law to withhold taxes in connection with any sums payable to COH under this Agreement, Licensee may deduct that amount from the payment it otherwise would have made to Licensor under this Agreement and shall include in the royalty report required pursuant to Section 5.1 the amount due before such withholding, the amount of the withholding under this Section 5.2.3, and the actual amount paid. The Parties may also require each Party to assist the other Party's legal efforts to minimize any applicable withholding tax and to provide the other Party with information and documents that may be required to recover the withholding tax or reduce it to a legal minimum.

5.2.4    Late Payments. Any amounts not paid on or before the date due under this Agreement are subject to interest from the date due through and including the date upon which payment is received. Interest is calculated, over the period between the date due and the date paid, at a rate equal to one and one-half percentage point (1.5%) over the “bank prime loan” rate, as such rate is published in the U.S. Federal Reserve Bulletin H.15 or successor thereto on the last Business Day of the applicable calendar quarter prior to the date on which such payment is due.

5.3    Accounts and Audit.

5.3.1    Records. Licensee shall keep, and shall require that each Sublicensee keep, full, true and accurate books of account containing the particulars of its Net Sales and the calculation of royalties. Licensee and its Sublicensees shall each keep such books of account and the supporting data and other records at its principal place of business. Such books and records must be maintained available for examination in accordance with this Section 5.3.1 for three (3) calendar year after the end of the License Year to which they pertain, and otherwise as reasonably required to comply with GAAP.

5.3.2    Appointment of Auditor. COH may appoint an internationally- recognized independent accounting firm to be agreed to by the Parties, which agreement shall not be unreasonably withheld or delayed, to inspect the relevant books of account of Licensee and its Sublicensees solely to verify any reports or statements provided, or amounts paid or invoiced (as appropriate), by Licensee or its Sublicensees.

5.3.3    Procedures for Audit. COH may exercise its right to have Licensee’s and its Sublicensees’ relevant records examined only during the three (3) year period during which Licensee is required to maintain records, no more than once in any twelve (12) – month period. Licensee and its Sublicensees are required to make records available for inspection only during regular business hours, only at such place or places where such records are customarily kept, and only upon receipt of at least fifteen (15) days advance notice from COH.

5.3.4    Audit Report. The independent accountant will be instructed to provide to COH an audit report containing only its conclusions and methodology regarding the audit, and specifying whether the amounts paid were correct and, if incorrect, the amount of any underpayment or overpayment. All information and materials made available to or otherwise obtained or prepared by or for the independent accountant in connection with such audit will be deemed Licensee’s Confidential Information and will be subject to the independent accountant’s entry, prior to conducting the audit, into a written confidentiality agreement with Licensee consistent with this Agreement.

5.3.5    Underpayment and Overpayment. After review of the auditor’s report: (i) if there is an uncontested underpayment by Licensee for all of the periods covered by such auditor’s report, then Licensee shall pay to COH the full amount of that uncontested underpayment, and (ii) if there is an uncontested overpayment for such periods, then COH shall provide to Licensee a credit against future payments (such credit equal to the full amount of that overpayment), or, if Licensee is not obligated to make any future payments, then COH shall pay to Licensee the full amount of that overpayment. Contested amounts are subject to dispute resolution under ARTICLE 12. If the total amount of any such underpayment (as agreed to by Licensee or as determined under ARTICLE 12) exceeds five percent (5%) of the amount previously paid by Licensee for the period subject to audit, then Licensee shall pay the reasonable costs for the audit. Otherwise, all costs of the audit shall be paid by COH.

ARTICLE 6: LICENSEE COVENANTS

6.1    Licensee covenants and agrees that:

6.1.1    in conducting activities contemplated under this Agreement, Licensee shall comply in all material respects with all applicable laws and regulations including, without limitation, those related to the manufacture, use, labeling importation and marketing of Licensed Products;

6.1.2    without limiting the foregoing and notwithstanding any other provision in this Agreement, Licensee acknowledges and agrees that it is an exclusive Licensee under this Agreement and agrees (i) to be subject to all laws and other obligations applicable to grants for research funding as they apply to an exclusive Licensee, including diligence, reporting, access and pricing requirements, and (ii) to reasonably assist COH as reasonably necessary to ensure COH remains in compliance with any laws and other obligations applicable to grants for research funding;

6.1.3    in the event that individuals employed by or otherwise affiliated with City of Hope or its Affiliates collaborate with, consult for, or otherwise provide consulting or other services to Licensee, its Affiliates or Sublicensees in such individuals’ personal capacity, the terms and conditions of Exhibit C shall apply; and

6.1.4    Licensee has not been convicted of a criminal offense related to health care, is not currently debarred, excluded or otherwise ineligible for participation in federally funded health care programs and has not arranged or contracted (by employment or otherwise) with any employee, contractor, or agent that it knew or should have known are excluded from participation in any federal health care program, and will not knowingly arrange or contract with any such individuals or entities during the Term of this Agreement. Licensee agrees to: (i) notify COH in writing immediately of any threatened, proposed or actual conviction relating to health care, of any threatened, proposed or actual debarment or exclusion from participation in federally funded programs, of Licensee or any officer or director of Licensee, and (ii) refrain from knowingly employing or contracting with individuals or entities excluded from participation in a federally funded health care program. Any breach of this Section 6.1.4 by Licensee shall be grounds for termination of this Agreement by COH in accordance with Section 8.2.

ARTICLE 7: INTELLECTUAL PROPERTY; PATENT PROSECUTION, MAINTENANCE AND ENFORCEMENT.

7.1    Patent Prosecution, Maintenance and Enforcement.

7.1.1    COH shall be responsible for the preparation, filing, prosecution, and maintenance of all Patent Rights, using counsel of its choice. COH will timely provide Licensee with copies of all relevant documentation relating to such prosecution and Licensee shall keep such information confidential. COH’s counsel shall take instructions only from COH. In addition, COH shall instruct the patent counsel prosecuting Patent Rights to (i) copy Licensee on patent prosecution documents that are received from or filed with the United States Patent and Trademark Office and foreign equivalent, as applicable; (ii) provide Licensee with copies of draft submissions to the USPTO prior to filing; and (iii) give reasonable consideration to the comments and requests of Licensee or its patent counsel, provided, that, (a) COH reserves the sole right to make all final decisions with respect to the preparation, filing, prosecution and maintenance of such patent applications and patents; and (b) the patent counsel remains counsel to COH (and shall not jointly represent Licensee unless requested by Licensee and approved by COH, and an appropriate engagement letter and conflict waiver are in effect). All patents and patent applications in Patent Rights, to the extent assignable in whole or in part to COH, shall be assigned to COH.

7.1.2    COH will not unreasonably refuse to amend any patent application in Patent Rights to include claims reasonably requested by Licensee to protect the products contemplated to be sold by Licensee under this Agreement. If Licensee informs COH of other countries or jurisdictions in which it wishes to obtain patent protection with respect to the Patent Rights, COH shall prepare, file, prosecute and maintain patent applications in such countries and any patents resulting therefrom (and, for the avoidance of doubt, such patent applications and patents shall be deemed included in the Patent Rights). On a country-by-country and patent-by-patent basis, Licensee may elect to surrender any patent or patent application in Patent Rights in any country upon sixty (60) days advance written notice to COH. Such notice shall relieve Licensee from the obligation to pay for future patent costs but shall not relieve Licensee from responsibility to pay patent costs incurred prior to the expiration of the sixty (60) day notice period. Such U.S. or foreign patent application or patent shall thereupon cease to be a Patent Right hereunder, Licensee shall have no further rights therein and COH shall be free to license its rights to that particular U.S. or foreign patent application or patent to any other party on any terms.

7.1.3    Each Party shall promptly provide written notice to the other in the event it becomes aware of any actual or probable infringement of any of the Patent Rights in or relevant to the Field or of any Third Party claim regarding the enforceability or validity of any Patent Rights (“Infringement Notice”). Licensee shall, in cooperation with COH, use reasonable efforts to terminate infringement without litigation.

7.1.4    If infringing activity has not been abated within ninety (90) days following the date the Infringement Notice takes effect, then Licensee may, following consultation with COH, in its sole discretion and at its sole expense, take action against any alleged infringer or in defense of such any claim with respect to any COVID-19 Patent Rights for which Licensee has exclusive rights under this Agreement. In the event Licensee undertakes the enforcement or defense of any Patent Rights in accordance with Section 7.1.4, COH shall use reasonable efforts to provide all reasonable cooperation and assistance, at Licensee’s expense, including providing access to relevant documents and other evidence, making its employees available at reasonable business hours, and being joined as a party to such action as necessary to maintain standing. Any recovery obtained by Licensee as the result of legal proceedings initiated and paid for by Licensee pursuant to this Section 7.1.4, after deduction of Licensee’s reasonable costs and expenses incurred in securing such recovery, shall be deemed to be Net Sales of Licensed Products in the calendar quarter in which such recovery was received and royalties shall be due and payable thereon accordingly.

7.1.5    If COH is involuntarily joined in a suit initiated by Licensee, then Licensee will pay any costs incurred by COH arising out of such suit, including but not limited to, reasonable legal fees of counsel that COH selects and retains to represent it in the suit.

7.1.6    In the event that Licensee declines either to cause such infringement to cease (e.g. by settlement or injunction) or to initiate and thereafter diligently maintain legal proceedings against the infringer other than as part of a mutually agreed upon bona fide strategy, developed with the guidance of outside patent counsel, to preserve the COVID-19 Patent Rights, COH may, in its sole discretion and at its sole expense, take action against such alleged infringer or in defense of any such Third Party claim. Any recovery obtained by COH as the result of any such legal proceedings shall be for the benefit of COH only. COH may settle any such suit, action, or other proceeding, whether by consent order, settlement, or other voluntary final disposition, without the prior written approval of Licensee, provided that COH shall not settle any such suit, action, or other proceeding in a manner that adversely affects the rights of Licensee concerning the COVID-19 Patent Rights without Licensee’s prior written consent, which consent shall not be unreasonably withheld or delayed.

7.2    Trademarks. Licensee shall be responsible for the selection, registration, maintenance, and defense of all trademarks for use in connection with the sale or marketing of Licensed Products in the Field in the Territory (the “Marks”), as well as all expenses associated therewith. All uses of the Marks by Licensee or a Sublicensee shall comply in all material respects with all applicable laws and regulations (including those laws and regulations particularly applying to the proper use and designation of trademarks in the applicable countries). Licensee shall not, without COH’s prior written consent, use any trademarks or house marks of COH or its Affiliates (including the COH corporate name), or marks confusingly similar thereto, in connection with Licensee’s commercialization of Licensed Products under this Agreement in any promotional materials or applications or in any manner implying an endorsement by COH of Licensee or the Licensed Products. Licensee shall own all Marks.

7.3    Challenge to the Patent Rights by Licensee.

7.3.1    COH may terminate this Agreement and all Sublicenses issued hereunder, upon written notice to Licensee in the event that Licensee or any of its Affiliates or Sublicensees directly or indirectly asserts a Patent Challenge. “Patent Challenge” means any challenge in a legal or administrative proceeding to the patentability, validity or enforceability of any of the Patent Rights (or any claim thereof), including by: (i) filing or pursuing a declaratory judgment action in which any of the Patent Rights is alleged to be invalid or unenforceable; (ii) citing prior art against any of the Patent Rights, filing a request for or pursuing a re-examination of any of the Patent Rights (other than with COH’s written agreement), or becoming a party to or pursuing an interference; or (iii) filing or pursuing any re-examination, opposition, cancellation, nullity or other like proceedings against any of the Patent Rights; but excluding any challenge raised as a defense against a claim, action or proceeding asserted by COH against Licensee, its Affiliates or Sublicensees. In lieu of exercising its rights to terminate under this Section 7.3.1, COH may elect upon written notice to increase the payments due under all of ARTICLE 4 by [***], which election will be effective retroactively to the date of the commencement of the Patent Challenge. Licensee acknowledges and agrees that this Section 7.3.1 is reasonable, valid and necessary for the adequate protection of COH’s interest in and to the Patent Rights, and that COH would not have granted to Licensee the licenses under those Patent Rights, without this Section 7.3.1. COH will have right at any time in its sole discretion to strike this Section 7.3.1 (or any portion thereof) from this Agreement, and COH will have no liability whatsoever as a result of the presence or absence of this Section 7.3.1 (or any struck portion thereof).

7.3.2    If COH obtains a final non-appealable judgment upholding the validity and enforceability of the challenged Patent Rights and finding at least one claim of such Patent Rights to be infringed by Licensee or any one of its Affiliates or Sublicensees in the absence of this Agreement, Licensee shall reimburse COH all of its attorneys’ fees and expenses expended in connection with defending such lawsuit or other proceeding.

7.3.3    COH or its Affiliates, or any of the inventors listed on the patent applications comprising the Patent Rights, either individually or jointly, shall not directly or indirectly (i) dispute, challenge, or assist in the challenge of the validity, scope, construction, enforceability or the Patent Rights or any claims thereof, or (ii) participate in the re-examination, opposition, cancellation, nullity or other like proceedings against any of the Patent Rights, either in a court of law, before the U.S. Patent and Trademark Office, or other agency or tribunal, other than the defense of the foregoing initiated by a Person other than COH or its Affiliates. COH acknowledges and agrees that this Section 7.3.3 is reasonable, valid and necessary for the adequate protection of Licensee’s access to the Patent Rights, and that Licensee would not have entered into this Agreement, without this Section 7.3.3. Licensee will have right at any time in its sole discretion to strike this Section 7.3.3 (or any portion thereof) from this Agreement, and Licensee will have no liability whatsoever as a result of the presence or absence of this Section 7.3.3 (or any struck portion thereof).

7.4    Payment of COH Patent Expenses.

7.4.1    The Parties acknowledge that, prior to the Effective Date, COH incurred historic expenses with respect to the drafting, prosecution and maintenance of the Patent Rights. In consideration of such historic expenditures by COH, Licensee shall reimburse COH fifty-four thousand dollars ($54,000) in full reimbursement for such expenses. Licensee shall pay such invoices within thirty (30) days of receipt of each such invoice.

7.4.2    After the Effective Date, COH shall provide to Licensee an annual invoice and reasonably detailed documentation with respect to COH’s out-of-pocket expenses incurred with respect to such prosecution and maintenance of the COVID-19 Patent Rights and Platform Patent Rights for the prior License Year (“Annual Patent Expenses”). Licensee shall reimburse COH for one-hundred percent (100%) of such Annual Patent Expenses within thirty (30) days after receipt of such invoice and documentation; provided, however, that for each License Year during which COH is licensing the Platform Patent Rights to one or more licensees other than Licensee, Licensee shall only be required to reimburse COH for a percentage of the Annual Patent Expenses relating to the Platform Patent Rights for such License Year, as follows:

(Annual Patent Expenses) * 1 / (1 + L) , where L is the number of licensees of the Platform Patent Rights other than Licensee.

COH shall use reasonable efforts to request such additional licensees of the Platform Patent Rights to reimburse a comparable portion of the past patent expenses attributed to the Platform Patent Rights that were paid exclusively by Licensee before the additional license.

7.5    Marking. Licensee and its Sublicensees shall mark all Licensed Products in such a matter as to conform with the patent laws of the country to which such Licensed Products are shipped or in which such products are sold.

ARTICLE 8: TERM AND TERMINATION

8.1    Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and, notwithstanding any other provision of this Agreement, shall continue unless terminated in accordance with Section 2.6, Section 7.3.1, or Section 8.2 of this Agreement.

8.2    Termination.

8.2.1    Material Breach. Either Party may terminate this Agreement for any material breach by the other Party, provided, that, the Party seeking to terminate shall have first given the breaching Party notice of such material breach (“Breach Notice”) with reasonable particulars of the material breach, and the Party receiving the Breach Notice failed to cure that material breach within thirty (30) days after the date of receipt of the Breach Notice; provided, that, if the breaching Party responds to the Breach Notice by providing a Dispute Notice pursuant to ARTICLE 12 to the Party seeking to terminate within ten (10) days after the date of receipt of the Breach Notice, the Party alleging the material breach may not terminate this Agreement until completion of the Resolution Period pursuant to ARTICLE 12.

8.2.2    Bankruptcy. COH shall have the right to terminate this Agreement upon notice to Licensee, in the event that: (i) Licensee seeks protection of any bankruptcy or insolvency law other than with the prior consent of COH, or (ii) a proceeding in bankruptcy or insolvency is filed by or against Licensee and not withdrawn, removed or vacated within 120 days of such filing, or there is adjudication by a court of competent jurisdiction that Licensee is bankrupt or insolvent.

8.2.3    Termination at Will by Licensee. Licensee shall have the right to terminate this Agreement upon notice to COH without cause, effective no fewer than ninety (90) days following the date of such notice.

8.3    Effect of Termination.

8.3.1    Upon any termination of this Agreement pursuant to Section 2.6, Section 7.3.1, or Section 8.2, all rights and licenses granted to Licensee under ARTICLE 3 shall immediately terminate on and as of the effective date of termination as provided in Section 2.6, Section 7.3.1, or Section 8.2, except that Licensee shall have the right to continue to sell Licensed Products manufactured prior to the effective date of such termination until the exhaustion of Licensee’s inventory of Licensed Products.

8.3.2    Upon termination of this Agreement pursuant to Section 2.6, Section 7.3.1, or Section 8.2:

(a)     Each Party shall promptly return to the other Party all relevant records and materials in its possession or control containing or comprising the other Party’s Confidential Information and to which the Party does not retain rights hereunder.

(b)     Licensee shall discontinue making any representation regarding its status as a licensee of COH for Licensed Products. Subject to Section 8.3.1, above, Licensee shall cease conducting any activities with respect to the marketing, promotion, sale or distribution of Licensed Products and cease all use of the Materials or COH Confidential Information.

8.3.3    Termination of this Agreement through any means and for any reason pursuant to Section 2.6, Section 7.3.1, or Section 8.2, shall not relieve the Parties of any obligation accruing prior thereto, including the payment of all sums due and payable, and shall be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of any of the provisions of this Agreement.

8.4    Survival. Sections 4.1, 4.4, 4.5, 4.8, 5.1, 5.2 (each of Sections 4.4, 4.5, 4.8, 5.1, and 5.2 to the extent these obligations arise under Section 8.3.1), 5.3, 7.5, 8.3, 8.4, ARTICLE 10, ARTICLE 11, ARTICLE 12, 14.2, 14.4, 14.6, 14.7, 14.10, 14.12, and 14.13 shall survive termination of this Agreement for any reason pursuant to Section 2.6, Section 7.3.1, or Section 8.2.

ARTICLE 9: REPRESENTATIONS AND WARRANTIES

9.1    Mutual Representations and Warranties. COH and Licensee each represents and warrants as follows:

9.1.1    It has the right and authority to enter into this Agreement and all action required to be taken on its behalf, its officers, directors, partners and stockholders necessary for the authorization, execution, and delivery of this Agreement and, the performance of all of its obligations hereunder, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of such Party, enforceable in accordance with its terms, subject to: (i) laws limiting the availability of specific performance, injunctive relief, and other equitable remedies; and (ii) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights generally;

9.1.2    It has read this Agreement, with assistance from its counsel of choice. It understands all of this Agreement’s terms. It has been given a reasonable amount of time to consider the contents of this Agreement before each Party executed it. It agrees that it is executing this Agreement voluntarily with full knowledge of this Agreement’s legal significance; and

9.1.3    It has made such investigation of all matters pertaining to this Agreement that it deems necessary, and does not rely on any statement, promise, or representation, whether oral or written, with respect to such matters other than those expressly set forth herein. It agrees that it is not relying in any manner on any statement, promise, representation or understanding, whether oral, written or implied, made by any Party, not specifically set forth in this Agreement. It acknowledges that, after the Effective Date, it may discover facts different from or in addition to those which it now knows or believes to be true. Nevertheless, it agrees that this Agreement shall be and remain in full force and effect in all respects, notwithstanding such different or additional facts.

9.2    Representations and Warranties of COH. COH represents and warrants that, as of the Effective Date, to the actual knowledge of the Vice President, Business Innovation of its Office of Technology Licensing without independent inquiry, COH has not received any notice of (i) any litigation or similar proceedings involving the Patent Rights and the Materials, including any claim of inventorship or ownership; (ii) any allegation of an infringement or misappropriation of trade secrets, copyright, proprietary information or any other intellectual property rights of any Third Parties with respect to the Patent Rights; or (iii) any non-compliance of the Materials with respect to the applicable laws, rules, regulations and guidelines, including those that govern the confidentiality and privacy of individually identifiable health information including, without limitation, the Health Insurance Portability and Accountability Act of 1996.

9.3    Representations and Warranties of Licensee and GeoVax Labs, Inc.

9.3.1    Licensee represents and warrants that Licensee has not, prior to the Effective Date, entered into any agreements pursuant to which the Patent Rights have been sublicensed.

9.3.2    GeoVax Labs, Inc., a Delaware corporation having its principal place of business at 1900 Lake Park Drive, Suite 380, Smyrna, GA 30080 (“Parent”), represents and warrants that Licensee is and, except in the event of an assignment or transfer permitted under Section 14.1 of this Agreement, at all times during the Term of this Agreement will remain, under the control of Parent. Parent shall cause Licensee to comply in all respects with each of its representations, warranties, covenants, obligations, agreements and undertakings pursuant to or otherwise in connection with this Agreement. As a material condition to COH’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby ensures performance and payments due by Licensee of each of its covenants, obligations and undertakings pursuant to or otherwise in connection with this Agreement and hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Licensee shall also be deemed to be a breach or failure to perform by Parent, and COH shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent or Licensee in the first instance.

9.4    Exclusions. Nothing in this Agreement is or shall be construed as:

9.4.1    A warranty or representation by COH as to the validity or scope of any claim or patent or patent application within the Patent Rights;

9.4.2    A warranty or representation by COH that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or other intellectual property right of any Third Party;

9.4.3    A grant by COH, whether by implication, estoppel, or otherwise, of any licenses or rights under any patents other than Patent Rights and Materials as defined herein, regardless of whether such patents are dominant or subordinate to Patent Rights;

9.4.4    An obligation on COH to bring or prosecute any suit or action against a third party for infringement of any of the Patent Rights or Materials;

9.4.5    An obligation to furnish any Materials outside of the materials specifically identified in Exhibit C; or

9.4.6    A representation or warranty of the ownership of the Patent Rights and Materials other than as set forth in Section 9.2, above.

9.5    DISCLAIMER. EXCEPT AS EXPLICITLY SET FORTH IN SECTION 9.2, NO WARRANTY IS GIVEN WITH RESPECT TO THE PATENT RIGHTS OR MATERIALS, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND THE PARTIES SPECIFICALLY DISCLAIM ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SUCH AS ANY USE, SAFETY, EFFICACY, APPROVABILITY BY REGULATORY AUTHORITIES, TIME AND COST OF DEVELOPMENT OR BREADTH OF SUBJECT MATTER OF THIS AGREEMENT, VALIDITY OF THE PATENT RIGHTS, NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY OR OTHER RIGHTS OF ANY THIRD PARTY. THE MATERIALS ARE PROVIDED “AS IS”. THE WARRANTIES SET FORTH IN SECTIONS 9.1 AND 9.2, ABOVE, ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, VALIDITY, NON-INFRINGEMENT AND ALL SUCH OTHER WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE 10: INDEMNIFICATION

10.1    Indemnification by Licensee. Licensee shall defend, indemnify and hold harmless COH, its Affiliates, and their respective officers, directors, shareholders, employees, representatives, and agents (“COH Indemnitees”) from and against any and all Third Party liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or are in any way attributable to: (i) the material breach of any representation or warranty made by Licensee under this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products or use or handling of the Materials by or on behalf of Licensee, any of its Affiliates or a Sublicensee or any other exercise of rights under this Agreement or pursuant to any sublicense, or (iii) the gross negligence, willful misconduct or failure to materially comply with applicable law by a Licensee, an Affiliate of Licensee, or a Sublicensee. Notwithstanding the foregoing, Licensee shall have no indemnification obligations under this Section 10.1 for any Losses arising due to (a) the material breach by COH of any representation or warranty made by COH or any COH Indemnitee’s obligation under this Agreement or (b) COH’s gross negligence, willful misconduct or failure to materially comply with applicable law by a COH Indemnitee.

10.2    Procedure. The indemnities set forth in this ARTICLE 10 are subject to the condition that the Party seeking the indemnity shall forthwith notify the indemnifying Party on being notified or otherwise made aware of a liability, claim, suit, action or expense and that the indemnifying Party defend and control any proceedings with the other Party being permitted to participate at its own expense (unless there shall be a conflict of interest which would prevent representation by joint counsel, in which event the indemnifying Party shall pay for the other Party’s counsel); provided, that, the indemnifying Party may not settle the liability, claim, suit, action or expense, or otherwise admit fault of the other Party or consent to any judgment, without the written consent of the other Party (such consent not to be unreasonably withheld). Notwithstanding the foregoing, no delay in the notification of the existence of any claim of Loss shall cause a failure to comply with this Section 10.2 as long as such delay shall not have materially impaired the rights of the indemnifying Party.

10.3    Insurance.

10.3.1    Within thirty (30) days following the Effective Date, Licensee shall, at its own cost, procure and continue in effect during the Term of this Agreement and for five (5) years thereafter: (i) comprehensive general liability insurance with limits of not less than one million dollars ($1,000,000)  dollars per occurrence with an annual aggregate of three million dollars ($3,000,000)  dollars, including umbrella/excess liability at a one million dollar ($1,000,000) limit,  and (ii) product liability coverage, with limits of not less than five million dollars ($5,000,000) dollars per occurrence.  Licensee shall also, at its own cost, procure and continue in effect from commencement of any clinical trial and thereafter through the Term of this Agreement and for five (5) years thereafter, clinical trial insurance with limits of not less than five million dollars ($5,000,000) dollars per occurrence for death or bodily injury.

10.3.2    General Liability coverage shall name the COH Indemnitees and their respective successors as additional insureds. The COH Indemnitees shall be notified in writing by Licensee not less than thirty (30) days prior to any modification, cancellation or non-renewal of such policy. Licensee’s insurance must include a provision that the coverages will be primary and non-contributing over any and all insurance that may be maintained by COH, and will not participate with nor will be excess over any valid and collective insurance or program of self-insurance carried or maintained by the COH Indemnitees. Such insurance coverage shall be maintained with an insurance company or companies having an A.M. Best’s rating (or its equivalent) of A-XII or better.

10.3.1     Licensee expressly understands that the coverage limits in Section 10.3.1 do not in any way limit Licensee’s liability.

10.4    LIMITATION ON DAMAGES. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, EXCEPT IN RELATION TO LICENSEE’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 10.1 AND ANY BREACH BY LICENSEE OR COH OF ARTICLE 11, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, EXEMPLARY, ENHANCED, PUNITIVE, CONSEQUENTIAL, INDIRECT, OR INCIDENTAL DAMAGES (INCLUDING LOSS OF GOODWILL, REPUTATION, BUSINESS PRODUCTION, REVENUES, PROFITS, ANTICIPATED PROFITS, CONTRACTS, OR OPPORTUNITIES, COSTS OF PROCURING SUBSTITUTE GOODS, LOST BUSINESS OR ENHANCED DAMAGES FOR INTELLECTUAL PROPERTY INFRINGEMENT) WHETHER BASED UPON BREACH OF WARRANTY, BREACH OF CONTRACT, NEGLIGENCE, STRICT LIABILITY IN TORT OR ANY OTHER LEGAL THEORY (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THIS AGREEMENT), REGARDLESS OF WHETHER SUCH LOSS OR DAMAGE WAS FORESEEABLE AND THE PARTY AGAINST WHOM LIABILITY IS CLAIMED HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED REMEDY OF ITS ESSENTIAL PURPOSE. IN NO EVENT SHALL COH BE LIABLE TO LICENSEE FOR AN AGGREGATE AMOUNT IN EXCESS OF THE TOTAL CONSIDERATION PAID TO COH HEREUNDER.

ARTICLE 11: CONFIDENTIALITY

11.1    Confidential Information. During the Term of this Agreement and for five (5) years thereafter without regard to the means of termination: (i) COH shall not use, for any purpose other than the purpose contemplated by this Agreement, or reveal or disclose to any Third Party Licensee Confidential Information; and (ii) Licensee shall not use, for any purpose other than the purpose contemplated by this Agreement, or transfer, reveal or disclose COH Confidential Information to any Third Party. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

11.2    Exceptions. Notwithstanding the foregoing, a Party may use and disclose Confidential Information of the other Party as follows:

11.2.1    if required by applicable law, rule, regulation, government requirement and/or court order, and/or the rules of any stock exchange; provided, that, the disclosing Party promptly notifies the other Party of its notice of any such requirement and provides the other Party a reasonable opportunity to seek confidential treatment, a protective order or other appropriate remedy and/or to comment on the disclosure and/or waive compliance with the provisions of this Agreement (for clarity, the foregoing includes the disclosing Party’s obligation to use all reasonable efforts to ensure confidential treatment is maintained and/or renewed for the maximum allowable time period);

11.2.2    to the extent such use and disclosure occurs in the filing or publication of any patent application or patent on Inventions;

11.2.3    as necessary or desirable for securing any regulatory approvals, including pricing approvals, for any Licensed Products; provided, that, the disclosing Party shall take all reasonable steps to limit disclosure of the Confidential Information outside such regulatory agency and to otherwise maintain the confidentiality of the Confidential Information;

11.2.4    to take any lawful action that it deems necessary to protect its interest under, or to enforce compliance with the terms and conditions of, this Agreement;

11.2.5    to the extent necessary, to its Affiliates, directors, officers, employees, consultants, vendors and clinicians under written agreements of confidentiality at least as restrictive as those set forth in this Agreement, who have a need to know such information in connection with such Party performing its obligations or exercising its rights under this Agreement; and

11.2.6    to actual and potential investors, providers of research funding, licensees, Sublicensees, consultants, vendors and suppliers, academic and commercial collaborators, and joint owners of the Inventions and/or the Patent Rights, under written agreements of confidentiality at least as restrictive as those set forth in this Agreement.

11.3    Certain Obligations. During the Term and for a period of five (5) years thereafter, Licensee, with respect to COH Confidential Information, and COH, with respect to Licensee Confidential Information, agree:

11.3.1    to use such Confidential Information only for the purposes contemplated under this Agreement,

11.3.2    to treat such Confidential Information as it would its own proprietary information which in no event shall be less than a reasonable standard of care,

11.3.3    to take reasonable precautions to prevent the disclosure of such Confidential Information to a Third Party without written consent of the other Party, and

11.3.4    to only disclose such Confidential Information to those employees, agents and Third Parties who have a need to know such Confidential Information for the purposes set forth herein and who are subject to obligations of confidentiality no less restrictive than those set forth herein.

11.4    Termination. Upon termination of this Agreement pursuant to Sections 2.6, or 8.2, and upon the request of the disclosing Party, the receiving Party shall promptly return to the disclosing Party or destroy all copies of Confidential Information received from such Party, and shall return or destroy, and document the destruction of, all summaries, abstracts, extracts, or other documents which contain any Confidential Information of the other Party in any form, except that each Party shall be permitted to retain a copy (or copies, as necessary) of such Confidential Information for archival purposes or to enforce or verify compliance with this Agreement, or as required by any applicable law or regulation.

ARTICLE 12: DISPUTE RESOLUTION

12.1    All Disputes shall be first referred to the Vice President, Business Innovation of COH and Chief Executive Officer of Licensee for resolution, prior to proceeding under the other provisions of this ARTICLE 12. A Dispute shall be referred to such executives upon one Party (the “Initiating Party”) providing the other Party (the “Responding Party”) with notice that such Dispute exists (“Dispute Notice”), together with a written statement describing the Dispute with reasonable specificity and proposing a resolution to such Dispute that the Initiating Party is willing to accept, if any. Within ten (10) Business Days after having received such statement and proposed resolution, if any, the Responding Party shall respond with a written statement that provides additional information, if any, regarding such Dispute, and proposes a resolution to such Dispute that the Responding Party is willing to accept, if any. If not otherwise resolved, the Parties shall engage in good faith efforts to negotiate a resolution to resolve the Dispute for the following fifteen (15) Business Days (the “Resolution Period”). In the event that such Dispute is not resolved during the Resolution Period, either Party may bring and thereafter maintain suit against the other with respect to such Dispute; provided, however, that the exclusive jurisdiction of any such suit shall be the state and federal courts located in New Castle County, Delaware, and the Parties hereby consent to the exclusive jurisdiction and venue of such courts. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

ARTICLE 13: GOVERNMENTAL MATTERS

13.1    Governmental Approval or Registration. If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, Licensee shall assume all legal obligations to do so. Licensee shall notify COH if it becomes aware that this Agreement is subject to a U.S. or foreign government reporting or approval requirement. Licensee shall make all necessary filings and pay all costs including fees, penalties and all other out-of-pocket costs associated with such reporting or approval process.

13.2    Export Control Laws. Licensee acknowledges that the subject matter of this Agreement is subject to U.S. export control jurisdiction. Licensee shall observe all applicable U.S. and foreign laws with respect to its activities pursuant to this Agreement, including the transfer of Licensed Products and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations and the Export Administration Regulations, as well as end-user, end-use, and destination restrictions applied by the United States.

13.3    Preference for United States Industry. If Licensee sells a Licensed Product in the U.S., Licensee shall manufacture said product substantially in the United States, if and to the extent required under applicable U.S. laws and regulations.

ARTICLE 14: MISCELLANEOUS

14.1    Assignment and Delegation. Except as expressly provided in this Section 14.1, neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, whether by operation of law, or otherwise by Licensee without the prior written consent of COH. Notwithstanding the foregoing, Licensee may (i) freely assign or otherwise transfer all or any of its rights, or delegate or otherwise transfer all or any of its obligations or performance, to Parent or an Affiliate, or (ii) assign or transfer its rights and obligations under this Agreement to a Person that succeeds to all or substantially all of Licensee’s business or assets, whether by sale, merger, operation of law or otherwise; provided, that, such Person agrees, in form and substance reasonably acceptable to COH, to be bound as a direct party to this Agreement in lieu of or in addition to Licensee. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto and their respective successors and permitted assignees. Any transfer or assignment of this Agreement in violation of this Section 14.1 shall be null and void.

14.2    Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties, including the Confidentiality Agreement between the Parties dated July 6, 2021, are superseded by this Agreement.

14.3    Amendments. Changes and additional provisions to this Agreement shall be binding on the Parties only if agreed upon in writing and signed by the Parties.

14.4    Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware and all rights and remedies shall be governed by such laws without regard to principles of conflicts of law that would result in the application of the law of another jurisdiction.

14.5    Force Majeure. If the performance of this Agreement or any obligations hereunder is prevented, restricted or interfered with by reason of earthquake, fire, flood or other casualty or due to strikes, riot, storms, explosions, acts of God, war, terrorism, malicious acts of Third Parties, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving prompt written notice to the other Parties, be excused from such performance during such prevention, restriction or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement. Notwithstanding anything in this Agreement or at law or in equity to the contrary, in no event shall an event of force majeure excuse, extend or delay a Party’s obligation to pay any amounts otherwise required to be paid by such Party pursuant to this Agreement. The Parties agree the effects of the SARS-CoV-2 pandemic and the measures adopted by competent governmental authorities in response to it as of the Effective Date may not be invoked as a force majeure for the purposes of this Agreement.

14.6    Severability. The Parties do not intend to violate any public policy or statutory common law. However, if any sentence, paragraph, clause or combination of this Agreement is in violation of any law or is found to be invalid, illegal, or otherwise unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such sentence, paragraph, clause or combination in any other jurisdiction. Upon a determination that a sentence, paragraph, clause or combination is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

14.7    Notices. All notices, requests, demands, and other communications relating to this Agreement shall be in writing in the English language and shall be delivered in person or by delivery service or international courier with package tracing capability. Notices shall be sent via a service which provides traceability of packages and signature confirmation and shall be deemed to have been given on the date actually received. Except as provided in Section 14.12, notices shall be sent as follows:

Notices to COH: Office of Technology Licensing City of Hope 1500 East Duarte Road Duarte, CA 91010 Attn: Vice President, Business Innovation, Office of Technology Licensing Fax 626-256-8651	with a copy to: Office of General Counsel City of Hope 1500 East Duarte Road Duarte, CA 91010 Attn: General Counsel Fax 1 626-218-8663 Fax 2 626-256-8651
Notices to Licensee: David Dodd, CEO GeoVax, Inc. 1900 Lake Park Drive Suite 380 Smyrna, GA 30080 Fax: 678-384-7281

Either Party may change its address for notices or facsimile number at any time by sending notice to the other Party.

14.8    Independent Contractor. Nothing herein shall create any association, partnership, joint venture, fiduciary duty or the relation of principal and agent between the Parties hereto, it being understood that each Party is acting as an independent contractor, and neither Party shall have the authority to bind the other or the other’s representatives in any way.

14.9    Waiver. No delay on the part of either Party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right. No waiver of this Agreement or any provision hereof shall be enforceable against any Party hereto unless in writing, signed by the Party against whom such waiver is claimed, and shall be limited solely to the one event.

14.10    Interpretation. This Agreement has been prepared jointly and no rule of strict construction shall be applied against either Party. In this Agreement, the singular shall include the plural and vice versa and the word “including” shall be deemed to be followed by the phrase “without limitation.” The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

14.11    Counterparts. This Agreement may be executed in counterparts, each of which together shall constitute one and the same Agreement. For purposes of executing this agreement, a facsimile copy or an emailed PDF of this Agreement, including the signature pages, will be deemed an original.

14.12    Publicity. Subject to Section 11.2.1, neither Party may issue a press release (unless the information in such release or the release itself is filed to meet Licensee’s or Parent’s obligations under federal securities laws or the rules and regulations of any stock exchange or trading market) without the prior written consent of the other Party; provided, however, that once the existence or any terms or conditions of this Agreement has been publicly disclosed in a manner mutually and reasonably agreed-to by the Parties, either Party may republish the facts previously disclosed, using the exact language as previously disclosed, without the prior consent of the other Party; provided, further, that if the language being re-disclosed is a quotation from COH personnel, Licensee shall provide prior written notification to COH. In addition, COH may disclose the overall potential value of the Agreement to COH so long as the detailed and specific terms and conditions of this Agreement are not disclosed; provided that COH will provide Licensee at least three (3) Business Days’ notice prior to the first such public disclosure along with a copy of such proposed disclosure. If a Third Party inquires whether a license is available, COH may disclose the existence of the Agreement and the extent of its grant in Section 3.1 to such Third Party, but will not disclose the name of Licensee, except where COH is required to release information under either the California Public Records Act or other applicable law. Licensee may not reference COH in a press release, any other media release, or promotional material including websites or other electronic media without prior written consent from COH. Notwithstanding Section 14.7, with respect to COH, all notifications and requests for consents under this Section 14.12 should be directed to COH’s Media Department (media@coh.org).

14.13    No Third Party Beneficiaries. Except for the rights of the COH Indemnitees and Licensee Indemnitees pursuant to ARTICLE 10 and Parent being a third-party beneficiary to this Agreement who is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto, nothing in this Agreement, either express or implied, is intended to or shall confer upon any Third Party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Signature page to follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives as of the Effective Date.

GEOVAX, INC.		CITY OF HOPE

By:		By:

Name	David A. Dodd	Name:	Robert Stone

Title:	President and CEO	Title:	President and CEO

GEOVAX LABS, INC. (solely with respect to Section 9.3.2)

By:

Name	David A. Dodd

Title:	Chairman, President and CEO

List of Exhibits

EXHIBIT A – Clinical Trials

EXHIBIT B – Materials List

EXHIBIT C – Collaboration Terms

EXHIBIT D - Notices to FDA of Transfer of Sponsor Obligations